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Rubicon Minerals Corporation to Raise $10 Million Through Bought Deal Offering

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Oct. 25, 2007) -

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

Rubicon Minerals Corporation (TSX:RMX)(AMEX:RBY) today announced that it has entered into an agreement with Research Capital Corporation to act as sole underwriter (the "Underwriter"), whereby the Underwriter will purchase, on a bought deal private placement basis, 4,651,200 common shares on a "flow-through" basis (the "Flow-Through Shares") of Rubicon at a price of $2.15 per Flow-Through Share (the "Transaction") representing a 21% premium to the prior day close. The gross proceeds of the offering will be $10,000,080. The Flow-Through Shares will be offered by way of private placement exemptions from prospectus requirements in such provinces of Canada as the Underwriter may designate.

The Transaction is scheduled to close on or about November 19, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

In consideration for its services, the Underwriter will receive a commission of 7.0% of the gross proceeds of the Transaction payable in common shares of the Company at a deemed price of $1.78 per common share.

The proceeds received by the Company from the sale of the Transaction will be used by the Company to incur CEE and CDE with respect to the ongoing exploration and development of its Red Lake mineral property or other Ontario-based mineral projects.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Cautions Regarding Forward-Looking Statements

Forward-looking statements (often, but not always, identified by the use of words such as "expect", "may", "could", "anticipate" or "will" and similar expressions) may describe expectations, opinions or guidance that are not statements of fact. Forward-looking statements are based upon the opinions, expectations and estimates of management of Rubicon as at the date the statements are made and are subject to a variety of known and unknown risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. Those factors include, but are not limited to risks, uncertainties and other factors that are beyond the control of Rubicon, risks associated with the mining industry, commodity prices and exchange rate changes, operational risks associated with exploration, development and production operations, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. In light of the risks and uncertainties associated with forward-looking statements, readers are cautioned not to place undue reliance upon forward-looking information. Assumptions relating to certain forward-looking information contained in this press release are set out herein. Although Rubicon believes that the expectations reflected in the forward-looking statements set out in this press release or incorporated herein by reference are reasonable, it can give no assurance that such expectations will prove to have been correct. The forward-looking statements of Rubicon contained in this press release, or incorporated herein by reference, are expressly qualified, in their entirety, by this cautionary statement.

FOR FURTHER INFORMATION PLEASE CONTACT:

Rubicon Minerals Corporation
Bill Cavalluzzo
Vice President-Investor Relations
Toll Free: 1-866-365-4706

Email: bcavalluzzo@rubiconminerals.com
Website: www.rubiconminerals.com